BRASCAN COMPLETES $175 MILLION PREFERRED SHARE ISSUE

TORONTO, February 19, 2003 – Brascan Corporation (TSX: BNN.A, NYSE: BNN) today announced the completion of its previously announced Series 12 Preference Share issue for aggregate gross proceeds of $175 million.

Brascan received net proceeds of $170 million in connection with the issuance of these Preferred Shares to the public. The net proceeds will be used by Brascan for general corporate purposes. The Series 12 Preference Shares commence trading on the Toronto Stock Exchange on February 19, 2003 under the symbol BNN.PR.J.

Brascan Profile

Brascan is a North American based company which owns and manages assets which generate sustainable cash flows. Current operations are largely in the real estate, power generation and financial sectors. Assets total $23 billion and include 55 premier commercial properties and 38 power generating facilities. Brascan’s publicly traded securities are listed on the New York and Toronto stock exchanges.

For more information, please visit our web site at www.brascancorp.com or contact:

Katherine C. Vyse Senior Vice-President Investor Relations and Communications Tel: 416-369-8246 e-mail: kvyse@brascancorp.com

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